

EXHIBIT A:
OFFERING MEMORANDUM



FUNDOPOLIS

Form C: Offering Memorandum

(Exhibit A to Form C)



Purpose of This Form

A company that wants to raise money utilizing Regulation Crowdfunding must give certain information to prospective investors to allow investors a basis to formulate an informed investment decision. The Securities and Exchange Commission ("SEC") has issued regulations at 17 CFR §227.201 listing the information companies are required to provide. Form C is the form used to submit and file this information to the SEC.

Each heading below corresponds directly to a section(s) of the SEC's regulations.

Basic Company Information – §227.201(a)

Company Legal Name:	Aviana Holdings, Inc.
Jurisdiction of Organization:	Delaware
Date of Organization:	09/20/2019
Form of Organization:	Corporation
Physical Address:	6555 Sanger Rd., Suite 200, Orlando, FL 32827
Issuer Website:	www.avianamolecular.com

Directors and Officers of the Company – §227.201(b)

Name:	Title:	Start Date:
Vanaja Ragavan	Owner/Director – President & CEO	05/2009
Gary Foster, MD	Director – Board Member & Treasurer	06/2018

Please refer to work history documents enclosed within Exhibit D.

Owners of 20% or More of the Voting Shares – §227.201(c)

Name of Holder	Share Class	Percentage Held	Shares Held
Vanaja Ragavan	Common Stock	36.6%	2,884,735

Description of Company's Business – §227.201(d)

We are an Orlando, Florida based point of care (POC) diagnostic company developing a miniaturized biosensor capable of attaching to a smartphone/smart device through Bluetooth or other wireless connections. Our diagnostic system is a simple-to-use, potentially highly sensitive diagnostic platform that can accurately, within 10-20 minutes, detect a target infectious disease, biomarkers or proteins in both clinical (human and animal) and scientific research settings. Our biosensor platform uses the latest developments in cellular communications, semiconductor electronics, micro-fluidics and manufacturing methods to create a unique POC diagnostic platform to detect biomarkers or infections. Because these biosensors are portable, cost-effective and versatile, they can be used in both highly sophisticated health systems and in resource-limited environments which can fill unmet medical needs in the U.S. and around the world, where POC diagnosis can positively impact human health. Our vision is to provide highly sensitive and specific diagnostic capability to anyone with a smart device: physician, medical technologist, patient, public health worker while connecting seamlessly (with adequate protections) to the internet. Initial proof of concept data based on these sensors have demonstrated accuracy similar to that of a laboratory based test but with portability and rapidity unlike conventional lab systems.

We believe that our technology could potentially fill unmet medical needs in the US and around the world, where POC diagnosis can make a difference in human health. Eventually, our intent is to develop a "Device in Every Hand" that can be used for diagnoses of commonly encountered non-life threatening infections by anyone with access to a smartphone or smart device. With smartphone use becoming commonplace in most countries, we believe our technology could be used in nearly any setting. For our development path, we anticipate marketing to healthcare providers who can use our product without requiring lab size equipment and processes, with eventual migration, in time, to personal and home use as a simple attachment to a smart device.

While diagnosis makes up about 20% of health care expenditures, it dictates 80% of healthcare decisions. There are many instances where an immediate diagnosis can make a difference in the treatment. We plan to develop technology for these critical areas, which can stretch from areas with access to high tech health care to remote areas that do not have easy or direct access to health care. We believe our technology will be portable, simple to use and will not require laboratory-based processing.

We expect to use the net proceeds we receive from this offering to advance the technology towards a launch of products first into the animal diagnostics markets and then into human diagnostics. The base technical development is equally applicable for both enterprises, but pursuing animal diagnostics first could allow us to move into commercial markets faster, thereby potentially generating real income sooner. We are seeking to raise in this offering up to $100,000 and may seek to raise additional capital in the future, including (but not limited to) potentially raising additional funds pursuant to Regulation CF once we received complete reviewed consolidated pro forma financial statements, which would bring the total amount raised under Regulation CF to $1,070,000. Additionally, we may raise non-dilutive funds from grants and other sources.

The Company was formed as part of a restructuring of the underlying businesses: development of products for the human health diagnostics (human dx) market through Aviana Molecular Technologies, LLC ("AMT") and the animal health diagnostics (animal dx) market through Arixa Animal Diagnostics, Inc. ("Arixa"). The intent of the restructuring is to consolidate the respective ownerships of AMT and Arixa at the holding company level, using valuations of the underlying businesses discussed and determined by Company management and leaving AMT and Arixa as wholly-owned subsidiaries of the Company. A series of reverse-merger transactions were approved by the boards of the Company, Aviana and Arixa and by the members of AMT and the shareholders of Arixa, and the restructuring was concluded on January 20, 2020.

Please refer to business plan document attached under Exhibit G.

Number of Employees – §227.201(e)

Number of Employees:	2

Risks & Disclosures – §227.201(f)

Required Statement

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the

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merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, no does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

General Risk

Investing in early stage companies without a proven track record of performance or sound liquidity such as the Company is highly speculative in nature and presents significant risk to you, as the investor. In short, you may lose your entire investment. Prior to investing, you need to thoroughly research and understand all potential risk associated with investing in the Company. Until the Company has achieved profitability and is without need of raising additional capital, the chance of you losing your entire investment remains likely. Therefore, you should not invest more than you are willing to comfortably lose.

Like the Company, many companies engaging in crowd funding are early stage start-ups with a high likelihood of failure due to various factors contained in these risk disclosures. Regardless of future revenue and/or profitability performance, good and bad, there is no guarantee that you will ever see a return on your investment, or that you will ever be in a place to exit your investment for a profit or a loss.

As with all investments, you should proceed with caution, do your own research, due diligence, and seek professional investment advice prior to investing. A professional adviser may identify and alert you to risk not covered in these disclosures. The realization of any of the risks contained herein or unknown risks not disclosed could lead to an immediate need for the Company to raise additional capital, make difficult and unpopular operational decisions, or cease operations altogether. You understand that in the event you lose your entire investment you may have limited or no recourse against the Company.

Dilution Risk

The Company plans to raise more capital in the future with possibly more than one round of funding. Depending upon the offering, new investors may receive additional equity shares in the Company and existing shareholders may experience a decrease in ownership percentage (dilution) upon the issuance of new shares by the Company, possibly at a lower price. Future offerings may provide the new investors with advantages not available to you as a previous investor.

Minority Ownership Impact

The common stock that you are purchasing through this offering has voting rights attached to it as otherwise herein stated. However, you will be a minority shareholder of the Company and will therefore have limited ability to influence decisions of the Company's management team. By investing in the Company, all investors are trusting the Company's management to make decisions in the best interests of the Company, its mission, team members, and the shareholders it serves.

Fraud Risk

There is no guarantee that any investment is immune from fraud. While most public offerings, including Regulation CF offerings, require screening standards, oversight and reviews, the risk of fraud remains high when investing in any early stage company, including start-ups such as the Company. There is no guarantee as to the validity or accuracy of the Company's claims or representations about technology, projections and forward-looking statements, advertising materials related to this crowdfunding raise, or past or future performance. You are required to undertake your own diligence and/or consult your financial advisor with respect to the accuracy and validity of the Company's materials.

Offering Price

The price of the Company's common stock has been arbitrarily established by the Company, considering such matters as the state of the Company's business development and the general condition of the industry in which it operates. The offering price bears little relationship to the assets, net worth, or any other objective criteria of value applicable to the Company.

Loans

If funds in excess of those raised are needed by the Company, the Company retains the right to make or arrange for a loan to the Company, to be repaid prior to shareholder dividend payments. The repayment of any such loans will have the effect of delaying shareholder cash distributions in the event that available EBITA is insufficient to increase retained earnings.

Economic Risk

The Company's success is extremely sensitive to various known and unknown internal and external societal, regulatory, and economic factors. These factors may impact the performance of the Company and its ability to achieve stated objectives.

Known factors include, but are not limited to:

- Local, regional, national, or global economic recessions.

- Changes in capital market conditions and the Company's ability to obtain future funding.

- Changes or declines in employment within the Company and outside the Company.

- Domestic or international tax policy changes.

- Domestic and global political conditions.

- Wars, natural disasters and other potential crisis.

Unknown factors include ones undisclosed herein that have a high likelihood of occurring without forewarning or knowledge thereof. Such events could lead to a sudden and intense need for the Company to raise additional capital, make difficult and unpopular operational decisions, or cease operations.

Liquidity Risk

The Company's securities will be illiquid. The Company's securities may not be converted into cash.

With limited exceptions, you will not be lawfully able to sell or transfer your securities during the initial mandatory 12-month lock-up period. After this period, Federal and State securities regulations may limit or restrict your ability to sell or transfer your securities. In the event you are able to sell your securities you will likely have a hard time finding a buyer due to a lack of an established market, and, if such a marketplace exists, it may experience low volume or few participants. You should be prepared to hold your investment for a very long time.

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Disclosure Risk

Data and information regarding the Company and the investment opportunity is limited. You may not have or be able to obtain all the information requested or sought after in order to make a sound investment decision. While the Company is required to disclose certain information such as an offering document, annual financial statements, annual reports, information concerning intended use of funds and material changes, such disclosures and information contained herein do not represent all the data or risks associated with investing in early stage companies such as the Company.

Available information will be limited as the Company does not have a fully developed business plan and long history of operation. Investing in crowdfunding companies presents significantly more risk than investing in publicly traded companies due to the limited amount of data and information provided by a company engaging in a Regulation CF raise. Unlike the Company, publicly listed companies are required to file annual and quarterly reports and promptly disclose material information, providing the ability for the investor to more closely and thoroughly monitor their investment.

Capital Risk

The Company requires ongoing intensive capital formation and allocation until profitability is achieved, which may not happen due to various internal and external known and unknown factors. The amount of capital the Company is attempting to raise in this offering will not be enough to sustain its business operations to profitability. The Company will have to raise additional capital to continue development and fund operations and expansion. There is no guarantee that additional capital will be able to be raised by the Company even if this raise is successful. If the Company is unable to acquire additional capital it may be required to alter its business plan, business strategy, sell assets, reduce workforce, restructure under the protections of a bankruptcy filing, or cease operations and dissolve. Under such scenarios, no return of capital, shareholder settlement or refund would be issued to investors. The Company's inability to secure future capital could adversely impact the business, its valuation, and/or the value of shareholder securities.

Credit Risk

There is a high likelihood that the Company will require access to capital or credit in order to support business growth finance requirements. Acquiring extensions of credit with favorable terms can be challenging and is highly dependent upon macro-economic conditions coupled with aforementioned internal and external known and unknown factors. If the Company is unable to obtain needed credit it could be forced to modify business strategy, growth projections, or take other action necessary to raise additional capital or conserve existing funds. The Company's inability to secure future credit could adversely impact the business, its valuation, and/or the value of shareholder securities.

Use of Funds Risk

The projected use of funds and proceeds from this Regulation CF offering is a best estimate. Actual capital allocation may differ based on business conditions at the time of execution and is solely based on the Company's discretion. The Company's investors should be comfortable with the provided intended fund usage description and understand the Company's leadership and management team reserves the right to re-allocate use of proceed funds based on the needs of the Company.

Personnel and Management Risk

Investing in the Company is an investment in the founders, employees and management team. Their ability to execute the business plan and make sound operational decisions will be important factors in the viability and success of the Company. As a holder of the Company's securities, you will not be able to participate directly in the Company's day-to-day operations or engage management or other employees. The Company's security holders do not have special right of access to the Company unless otherwise granted. Your investment in the Company will in part be allocated by the Company to fund employee, management and executive officer compensation. This compensation is exclusively set by Company leadership.

Demand Risk

Realized market demand for the Company's product and application may not yield forecasted sales or revenue expectations contained herein. All demand calculations factored into the forward-looking sales models are based on hypothetical estimates that may not be obtained when the products and services are released.

Supply Risk

The Company could experience inbound supply problems causing a disruption or negative impact on its business operations, and revenue and growth objectives. This could potentially include disruptions from suppliers, shipping agents or general market conditions that impact production, operations and sales.

Regulatory Risk

There is a regulatory process for approval of the Company's products in both Europe and the US, and the Company's products have not been approved by any regulators. The regulatory risk is much smaller for veterinary products, which is reflected in the Company's approach. The regulatory risk for human diagnostics is much more stringent. Our failure to receive or obtain such clearances or approvals on a timely basis or at all would have an adverse effect on our results of operations.

Product Risk

The Company's concept is a novel and revolutionary, that is, a portable, rapid and accurate method for diagnosis. While disruptive, this concept is currently available only in a hospital or clinic for testing and with more cumbersome and expensive machinery. The Company's product concept is novel but market acceptance is subject to, among other things, further testing and regulatory approvals. The eventual use is destined for both professional and home use, and while the professional use is an easier concept, the home use will need to be developed in the future and tested appropriately. There is also a product risk in anticipating the correct first products for the market for market acceptance. In order for the company to achieve its future sales projections and generate revenue it will need to capitalize on the market for the product/service being offered. Changes in consumer taste may impact demand which will adversely impact the company's ability to generate revenue.

Product Liability Risk

We face an inherent risk of product liability exposure related to the use of our products and will face an even greater risk if we commercially sell any products that we develop. If we cannot successfully defend ourselves against claims that our products caused injuries, we will incur substantial liabilities. Additionally, we may not be adequately insured to cover all liabilities that we may incur. Insurance coverage is increasingly expensive. We may not be able to maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise.

Competitive Risk

Health care markets are large and, therefore, highly competitive. While the Company has unique capabilities for its market approach, there are companies working on similar concepts which might enter the market faster.

Risk of Limited Operating History

As a newly established entity with a novel business strategy, the Company cannot provide more than limited information for which investors may use to base their investment decisions on due to its limited operating history.

Intellectual Property (IP) Risk

Intellectual property is often the most valuable asset a company may possess and its integrity can be paramount to the company's success. The Company's success may depend on its ability to obtain, maintain and protect its intellectual proprietary rights to the technologies used to deliver its products or services. The Company has a large portfolio of licensed and filed patents. The filing of a patent application or other intellectual property protection action indicates that the Company is pursuing protection, however the scope of the protection or whether it will be granted may not yet be determined. Any patent applications or intellectual property protections issued may be challenged, circumvented, or determined unenforceable in the future. Intellectual property enforcements may be time consuming and cost intensive while simultaneously diverting the company's attention away from successfully executing its business plan.

Key Person Risk

Due to the Company's small size, it is susceptible to key person risk. The success of the Company will largely be dependent upon the experience and skill of its oversight committee, board of directors, executive officers and tenured employees. The Company can make no guarantees that key individuals necessary for successful operation of the business objectives will continue to be employed by the Company for any defined period of time. Loss of any key persons for any reason could cause irreparable harm to the Company's ability to deliver value to shareholders, meet business objectives, and could cause the Company and your investment to suffer.

Financial Statement Risk

Unless otherwise indicated the Company has not provided investors with financial statements which have been audited by an independent third-party accounting firm. As such, information regarding the Company's capitalization, assets and liabilities is unaudited. If you feel that the information provided by the Company is not sufficient for you to make a reasonably informed decision, you should not invest in the Company.

Third Party Risk

The Company relies on multiple third-party services that are essential to its operations and achievement of business objectives. The Company is in development phase, hence the third-party risk is confined to suppliers of its components and consultants. It is possible that these third parties will fail to perform their services as represented or will perform them in an unacceptable manner that will result in a material negative impact to the Company and shareholder value. Some of the third parties that the Company relies upon include chip fabricators, microfluidics manufacturers, and electronic assembly companies. The Company will attempt to ensure that there are alternate suppliers that can perform the same tasks. Your investment may be adversely impacted by the Company's reliance on third party service providers and their performance.

Marketing Risk

Although the Company does not plan to sell its products for several years, it has projected potential sales in its pro forma financial statements. These sales and revenue projections are based on hypothetical marketing estimates. However, at the time that sales are initiated, the Company may not be able to successfully maintain, promote and grow the brand through its marketing and communication strategies. Increasing the number of customers while establishing brand awareness and loyalty may prove difficult in the competitive marketplace in which the Company operates. Inability to successfully market the Company and increase its customer base will adversely impact the Company's operations and inhibit success while posing a risk to shareholder investment.

Technology Risk

Although the Company has solved many technical issues, there are still risks that the Company must overcome. Technology and biological development contain risks of performance, appropriate testing requirements, inability to detect the products of interest because the testing is not sensitive enough or specific enough. There are risks in the development of the electronic readers in poor connectivity and software interface.

Corporate Governance Risk

The Company is not subject to the corporate governance requirements of the national securities exchanges. Any company whose securities are listed on a national securities exchange is subject to a number of rules about corporate governance intended to protect investors. For example, the major U.S. stock exchanges require listed companies to maintain an audit committee comprised entirely of independent members of the board of directors (i.e., directors with no material outside relationships with the company or management), responsible for monitoring the company's compliance with local, state and federal law. The Company does not possess, nor will it be required to implement these and other such controls and investor protections.

Rolling Close Risk

The Company's offering may involve "Rolling Closes". In such cases, once the target amount of the offering has been met investors with accepted subscription agreements become the Company's investors. Should a material change occur after the closing, you will no longer have the right to withdraw from the offering, regardless of such material change.

Valuation Risk

With early stage investing, start-up valuation accuracy can be difficult to obtain. Accurate valuation of the Company can be difficult to assess. Public companies are valued publicly, and valuations are supported through market driven stock prices and vast amounts of corporate data provided by the public company. Valuation of a private company is established privately by the company itself and can be difficult to assess due to the limited availability of public information and historical records, or limited time in business. There may exist additional classes of equity with rights that are superior to the class being sold through this offering, and new equity classes may be created based on future needs of the Company and at the sole discretion of the current two majority shareholders. Creating a new equity class may dilute or devalue prior investor securities.

Insured/Secured Risk

The investment offered through this raise is not guaranteed or insured by the FDIC or any other agency or entity; nor are the interests issued through this offering secured by any collateral. In no scenario would the interest be redeemable for any tangible asset owned by the Company or its principal employees, management team, or other shareholders.

Target Offering Amount and Deadline – §227.201(g)

Target Offering Amount:	Offering Deadline:
$25,000.00	May 19, 2020

Required Statement:

If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Offering Deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Investments in Excess of Target Offering Amount – §227.201(h)

Issuer to Accept Investments in Excess of Target Offering Amount:	Maximum Amount to be Accepted in Excess of Target Offering Amount:	Oversubscription Allocation: pro-rata, first come-first served, other
YES	$100,000.00	First-Come First-Served

Purpose and Intended Use of Offering Proceeds – §227.201(i)

Purpose of the offering and description of intended use of funds:

Minimum raise amount ($25,000): Support current staff and initiate hiring the right technician to start work on the next phase of the product.

Maximum raise amount ($100,000): Initiate work on final product. Initiate discussions with third parties for the final components design. Initiate analytics work in the laboratory towards the first product. Complete all requirements for the next round of funding which, if raised, will be used to complete final design of commercial product.

Intended Use of Funds:

Use of Funds (Description)	Amount (Target Raised)	Amount (Maximum Raised)
Offering Expenses:	$5,000.00	$11,000.00
Portal Fees:	$1,500.00	$6,000.00
Technical Development	$5,000.00	$34,000.00

Use of Funds (Description)	Amount (Target Raised)	Amount (Maximum Raised)
Employees	$13,500.00	$49,000.00
Total Proceeds:	**$25,000.00**	**$100,000.00**

Irregular use of proceeds:

Does your company have any irregular use of proceeds? **Yes**

Legal fees include setting up the Company, getting ready for fund raising and creating appropriate and also back payments for vendors including patent lawyers, patent costs, accountants and corporate legal costs.

Accounting Fees include financial analysis that provides a review and consolidation of of financials from AMT and Arixa.

Travel is speculative and includes travel to potential investor meetings.

Administrative costs include administrative assistants and web/internet placements for setting up and following the raises.

Investment and Cancellation Process – §227.201(j)

Investment Process

1. Navigate to www.fundopolis.com
2. Select <u>Invest</u> from top menu bar and choose <u>List of Raises</u>. Alternatively, navigate directly to <u>Active Investments.</u>
3. Navigate to <u>Invest</u> on active raise page.
4. Acknowledge that you have carefully read and understand each statement before proceeding with investment.

Cancellation Process

1. E-mail fundsquad@fundopolis.com providing your name, the name of the company you're invested in, and your intention to cancel the investment.

Required Statements:

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuers offering materials.

Fundopolis will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

Material Changes – §227.201(k)

If an investor does not confirm his or her investment commitment after a material change is made to the offering the investor's investment commitment to the offering will be cancelled and the committed funds will be returned.

Note: A "material change" means a change that an average, informed investor would want to know about before making an investment decision. A material change can be positive or negative. If a material change occurs after an investment decision has been made but prior to the Offering's close, then the company will provide notification and ask whether you want to proceed with your investment commitment. If affirmative confirmation to proceed with the investment is not provided your commitment will be cancelled and your funds will be returned to you. You will **not** receive any securities from the Offering.

Price of the Securities – §227.201(l)

The Company is offering securities in the form of equity shares, which will be referred to as "Common Stock". The Stock issued by the company will be sold at $2.60 per share, with an overall Company valuation of approx. $18,350,000.00.

Ownership and Capital Structure – §227.201(m)

The Offering:

Company: Aviana Holdings, Inc.
Address: 6555 Sanger Rd., Orlando, FL 32827
State of Organization: Delaware
Date Company was Formed: 09/20/2019

<u>The Terms:</u>

Minimum Investment Amount (per investor): $500.00
Maximum Investment Amount (per investor): $100,000.00
Security Type: Equity
Share Class: Common Stock
Prefunding Company Valuation[1]: $18,350,000.00
Security Purchase Price: $2.60
Minimum Offering Amount: $25,000.00
Maximum Offering Amount: $100,000.00
Shareholder Voting Rights: Yes
Shareholder Voting Rights Limitations: No

Company Valuation Method:

The Company has made progress at this stage of development, including improvements related to electronics hardware and software development and biological function. Combining animal dx and human dx also allows the Company to be cash flow positive in a more rapid time frame because of the reduced regulatory requirements for companion animal diagnostics compared to human diagnostics.

Restrictions on Transfer of the Securities Being Offered

Required Statement

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

1) To the issuer;
2) To an accredited investor;
3) As part of an offering registered with the U.S. Securities and Exchange Commission; or
4) To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Note: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the

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[1] This represents management's best determination of the combined valuations of the current AMT and Arixa businesses.

seller reasonably believes comes within any such categories, at the time of the sale of the securities to that person.

Note: The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, sister-in-law of the purchaser and includes adoptive relationships. The Term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Bylaws Restrictions

In addition, the securities of the Company, including the securities being offered hereby, in general may only be transferred in compliance with certain transfer restrictions set forth in the Company's bylaws, which include (i) each such transfer is approved by the Company's board of directors, which the board may withhold for any legitimate corporate purpose. Solely as such restriction applies to the securities being offered hereby, the board of directors will promptly review any such transfer request and, if the information provided by the prospective transferor is deemed adequate, respond within five (5) business days, either granting or denying such approval. If the board of directors determines it requires additional information pertaining to the prospective transferee, it will make such request of the transferor within such five (5) business days' period. Failure of the Company to respond at all within such five (5) business days' period shall be deemed the Company's approval for such transfer. The standard to be applied by the board of directors in denying its approval is whether, in the exercise of its reasonable business judgment, the transferee represents a competitive risk to the Company. For clarity: the approval rights described in this clause (i) shall be available only to purchasers of the securities offered hereby, and all other shareholders of the Company shall be subject to the corresponding transfer restriction contained in the Company's bylaws; and (ii) first offering the Company the right to purchase such securities, or any portion thereof, which the Company may accept with respect to all or any portion of the securities proposed to be transferred, for the same consideration so proposed. It is suggested that each prospective purchaser review these bylaws restrictions with his or her advisors before deciding to invest in the Company.

Description of the Issuer's Securities

Security Class	Amount Authorized	Amount Outstanding	Voting Rights
Common Stock	15,000,000	7,262,971	Yes

Summary of differences between security offered and outstanding securities:

The Company has outstanding options issued to current and former employees, staff and advisors, representing the right to purchase up to an aggregate of 857,740 shares of Common Stock at per-share exercise prices ranging between $2.15 and $2.91.

The Company has outstanding warrants issued to current investors, representing the right to purchase up to an aggregate of 179,753 shares of Common Stock at a per share exercise price of $.0045.

Capital Resources and Material Terms of Debt – §227.201(p)

During the year ended December 31, 2017, the Company received advances totaling $75,000 from three related parties, for which the proceeds were used for operations. The advances are due on demand and do not incur interest. As of December 31, 2018 and 2017, the net balance due on these advances were $75,000 and $75,000, respectively.

Other Exempt Offerings within the Last 3 Years – §227.201(q)

None

Transactions between the Company and "Insiders" – §227.201(r)

None

Financial Condition of the Issuer §227.201(s)

Does the issuer have an operating history? Yes, limited.

Historical Financial Highlights:

Early stage funding of the Company comprised approx. $1.5 million in aggregate gross proceeds from its founders and government grants (including Challenge grants from the U.S. Federal Government) for early development of the core technology. Following the founder round, the Company raised an additional approx. $4 million to date, which has been used to advance its core technology to a feasibility level where we believe we have overcome many of the issues that need to be solved prior to deploying an electronic biosensor system in the marketplace. The funding sources to date have included many physicians who have invested in the Company, and a fund formed by the State of Florida to advance technologies developed in conjunction with Florida universities.

The Company is an R&D company and will need to further develop its core technology before it can market the products and generate revenue. The Company and its intended business are also regulated, so the Company plans to obtain required and appropriate regulatory approvals.

Financial Projections:

Achieving our pro-forma financial projections for the next few years will require (among other things) the development of products. Because human dx markets and products are highly regulated and the path to market for companion animal dx products are less restrictive, the Company plans to enter the animal dx markets first and then move into the human health dx markets once sufficient revenue is being generated from animal dx efforts. Although the regulatory requirements are different, we believe the technological development will be similar for both markets.

Proof of efficacy of companion animal dx will be accomplished through dual testing of samples using the Company's functional demonstrator unit simultaneously with current reference laboratory techniques which are widely recognized as the current standard of care. Independent third party facilities, such as stand-alone animal dx labs, will be used to do this testing. Availability of a rapid point-of-care (POC) test will expedite access to results and increase the number of standard screenings while a rapid, accurate POC test will quickly become the new standard of care, transitioning it as a test that is used routinely.

Among our investors are veterinarians who the Company believes are Key Opinion Leaders in the industry and who it is hoped will create awareness and demand by communicating proof of efficacy results and promoting the merits of the tests in veterinary journal articles, public speaking at industry symposiums, and through local, regional and national veterinary medical associations.

The Company plans to achieve widespread access and distribution of these tests through strategic partnerships and selling relationships with product distribution companies that have well established sales channels and shipping and billing operations, which is typical for distribution in the veterinary industry.

Below is set forth the pro-forma revenue and earnings projections for the next three years. Achieving these projections is not assured and, as described above, will require the development of commercially saleable products.

Revenue (projected):
2021: $995,800
2022: $2,535,006
2023: $7,565,519

EBIDTA (projected)
First product to market:
2021: $(2,500,000)
 (First year of income, but funds returned for product development)
2022: $(270,000)
2023: $8,886,990

Historical Issuer Financial Statements – §227.201(t)

Please refer to Exhibit B to this Offering Memorandum for separate historical financial statement information for each of AMT and Arixa, covering the two most recently completed fiscal years or the period(s) since inception, if shorter. These financial statements reflect the respective financial positions of AMT and Arixa prior to the restructuring described above.

Disqualification Events – §227.201(u)

Required Statement

A company/Issuer is not permitted to raise funds utilizing Regulation CF if certain designated individuals associated with the company/issuer committed certain prohibited acts on or after May 16, 2016. This item requires a company/issuer to disclose whether any of those designated individuals committed any of those prohibited acts prior to May 16, 2016.

Has the issuer or designated associated individuals been convicted of a financial crime: No

Ongoing Reporting Requirement – §227.201(v)(w)

Annual Reporting

The issuer will file a report electronically with the SEC annually and post the report on its website no later than 120 days after the fiscal year covered by the report.

It is possible that the Company may not be required to continue filing annual reports and will notify investors if this occurs.

Reporting Compliance Obligations – §227.201(x)(y)

The Company is required to disclose whether it has failed to file the reports required by Regulation CF associated with prior raises.